P&O
Established 1837

02 FEB 12 AM 8:54

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

17 January 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

02015041

82-2083

SUPPL

Dear Sirs

P&O TRADING UPDATE: OCTOBER TO DECEMBER 2001

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

enc

dw 2/12

82-2083

P&O

Press Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME) ON THURSDAY, 17 JANUARY 2002

P&O TRADING UPDATE: OCTOBER TO DECEMBER 2001

This is the fourth quarter update in 2001 for P&O's ports, logistics and ferries businesses. The next quarterly update (January to March 2002) is provisionally scheduled for 8 May. The quarterly updates complement P&O's financial results statements, the next of which will be the Group's preliminary results which are expected to be announced on 7 March 2002.

Highlights for Q4

- Ports continued to outperform the industry average despite the increased slowdown in overall volume growth;
- P&O Trans European maintained a generally positive trend;
- Cold Logistics had a good fourth quarter; and
- Ferries had a reasonable final quarter in what has been a difficult year.

P&O Nedlloyd, in which P&O has a 50% interest, will report its financial results for Q4 on 7 March.

Further information: Peter Smith, Director, Communications and Strategy
020 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
020 7321 4490

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384
Email: communications@p-and-o.com Internet http://www.p-and-o.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

PORTS

Throughput
(TEU[1] '000)

	Q4		Year to date	
	2001	**2000**	**2001**	**2000**
Asia	1,140	1,033	4,327	3,815
Americas	461	437	1,914	1,536
Europe	611	533	2,346	1,742
ANZ	319	323	1,225	1,190
Total	**2,531**	**2,326**	**9,812**	**8,283**

(1) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business. In 2000 container terminals accounted for approximately 70% of the total operating profit reported for P&O Ports, the remainder coming from other port operations and maritime services.

Key Points

1. Overall throughput for Q4 2001 was 9% up on Q4 2000 with organic growth averaging 7% through the quarter. For the year to date throughput was 18% up on 2000 of which 9% was organic.
2. These growth levels compare favourably with broader industry trends. For example, a recent report on container handling worldwide by Drewry Shipping Consultants estimated an increase globally in volumes of just 4.1% in Q4 and 4.3% annually for 2001. This underlines the relative strength of the P&O portfolio.
3. Most commentators are of the view that, whilst there is considerable uncertainty, the current slowdown will last through the traditionally weak first quarter of the year and possibly up to the third quarter. Thereafter stronger growth is expected to return albeit at slightly lower rates than have characterised the industry in recent years.

Asia

4. Nhava Sheva in Mumbai continues to perform well with strong volumes. However, there has been a slowdown during December as a consequence of political instability in the region.
5. P&O Ports commenced operations at the Chennai Container Terminal in India on 30 November. Much of the equipment that was handed over was in a poor state of repair, which caused initial operating problems. In the short term additional equipment is being hired and the refurbishment programme accelerated. New cranes and yard equipment have been ordered with deliveries expected to commence in August 2002. The terminal is now operating at over 1,000 moves per day and has eliminated ship waiting time that had previously been up to 21 days.

6. Across most of East Asia, including the terminals at ATI (Philippines) and Surabaya (Indonesia), volumes have been impacted by a slowdown in the transpacific trade caused by the current global economic slowdown. Volumes in Laem Chabang (Thailand), however, remain strong as a result of securing additional volumes earlier in the year from both the Grand and New World alliances.
7. In China all of the new container handling equipment purchased by QQCT in Qingdao has been commissioned and is operational. The Qingdao Port Authority recently announced that all international container shipping would be moved from the old port area to the new terminal by the end of 2002. Contract negotiations are now underway with a number of large international shipping lines.
8. Volumes in Colombo for the second half of the year were 6% below the levels experienced during 2000. However, the development of SAGT is now well advanced and it should be well placed to benefit from an improvement in volumes following renewed stability in Sri Lanka.

Americas

9. The recession in Argentina continues to have a significant impact on the volumes being handled at TRP. The consequences of the Argentine devaluation are difficult to predict although TRP should be reasonably protected as almost all of its revenue is currently US$ denominated.
10. Container volumes throughout P&O's US facilities have not been significantly impacted by the economic downturn. In particular, volumes were strong at Port Newark Container Terminal.
11. Passenger ship activity in New York remains disrupted. This terminal is expected to resume normal operations during Q1 2002 in time to service a full New York cruise season. Cruise lines have confirmed the expected number of berthing windows for the season and the outlook is positive.

Europe

12. Much of the volume growth for Europe came from the new Antwerp terminal that was acquired last year and is now fully operational. Margins, however, are lower than average and management action is in hand to address this.
13. Volumes at Southampton were higher than in the previous year. Most of this growth has been attributable to an increase in market share rather than underlying organic growth. The volume growth has, however, been more than fully offset by reduced ancillary income due to improved efficiencies in the supply chain.
14. The Riverside Two Project at Tilbury has been largely completed. The development comprises a 600 metre berth dredged to 13.5 metres and equipped with two new Panamax cranes with an outreach of 16 containers.

ANZ (Australia and New Zealand)

15. Volumes handled in Australia in the quarter were slightly lower than in the previous year, particularly in Sydney. However, improvements in efficiency and cost savings are more than compensating for the lower volumes. For the full year, volumes were 3% higher in the region, due to the improved market share position.

LOGISTICS

P&O Trans European

1. P&O Trans European maintained a positive trend during the fourth quarter, contributing to an improved position for the full year. After an immediate impact in September/early October, the events of September 11th had little direct effect on business levels in the fourth quarter.

2. Contract Logistics volumes for the quarter were slightly higher than those for Q4 2000 as the effect of new contract wins during the year more than offset the impact of the slowing European economy. The pipeline of new business contracts remains positive and should underpin healthy levels of organic growth into 2002.

3. The much smaller Unit Loads business was flat for the quarter compared to the prior year due to a decline in UK exports to Europe and a softening of both exports and imports to the Irish market. The results for the full year have benefited from the restructuring programme.

P&O Cold Logistics

1. P&O Cold Logistics had a good fourth quarter driven by continuing organic growth and the impact of business acquisitions.

2. In the US, the business continues to report good growth, although organic growth has been impacted by the decline in US economic activity. The new 73,000 cubic metre facility at Houston was successfully opened in November and new contract gains are progressing well. Electricity cost increases have impacted earnings this year and are expected to continue to have an impact in 2002.

3. In Australasia the business continues to report strong and stable growth driven by productivity gains and the successful integration of the Eskimo Logistics Group which was acquired in Q3 2001.

4. Our much smaller business in Argentina experienced another disappointing quarter due to the country's serious economic difficulties and political upheaval.

FERRIES

P&O Stena Line (P&OSL)

	Carryings[1] ('000)			
	Q4		Full Year	
	2001	**2000**	**2001**	**2000**
Freight units	271	276	1,112	1,111
Tourist vehicles (including Coaches)	414	433	1,646	1,813
Passengers	2,494	2,528	10,885	11,627

(1) Carryings include P&O Stena Line's two routes – Dover/Calais and Dover/Zeebrugge

Freight

1. The total Short Sea freight market demonstrated strong growth for the year at 9%, with the current quarter at 5%. This reflects general trade growth and the tendency of the Short Sea to attract traffic from other routes.

2. Full year P&OSL carryings are in line with last year. Market growth has helped to offset the decline in market share caused by Norfolk Line operating two ships in 2001 compared with their limited operation in 2000.

3. Average rates for the year show a small decrease largely due to the continuing weak Euro. Average rates for 2002 are expected to increase.

Tourist vehicles and Passengers

1. The overall tourist vehicle market fell by 7% in the full year but UK based traffic showed a recovery in the final quarter and total vehicle carryings were down by 5%. The foot and mouth outbreak in the UK continued to impact negatively on tourist traffic from the Continent, with Continental bookings remaining considerably below last year.

2. P&OSL's market share is in line with last year for the quarter but slightly down for the year. Average rates show a small fall on last year due to the loss of higher rated continental traffic. Average rates for 2002 are expected to increase.

3. The total passenger market was down 3% in the quarter and 5% full year. On board sales per passenger continued the strong growth reported in previous quarters, with average sales per passenger 23% higher than in the previous year. This level of spend per passenger is above the levels seen under duty free, albeit with lower margins.

P&O Ferries (excluding P&O Stena Line)

	Carryings(1) ('000)			
	Q4		Full Year	
	2001	2000	2001	2000
Freight units	331	339	1,327	1,333
Tourist vehicles (including coaches)	182	171	963	951
Passengers	784	723	4,054	3,904

(1) Carryings are an aggregation of P&O's other ferry routes around the UK namely North Sea, Irish Sea, Western Channel and Scottish Isles.

Freight

1. Freight carryings were down 2% for Q4 2001 compared to 2000. Most of the decline was on the North Sea, partly due to the first full quarter of the reduced three ship service on Felixstowe-Europoort. On the Irish Sea carryings rose by 10%.

2. In November two of the four Liverpool-Dublin ships were transferred to the Mostyn-Dublin route. Following some minor teething problems, the new facilities at Mostyn are working well.

3. The two superfreighters, Norbay and Norbank, which were previously on the Hull-Europoort route, have been transferred to the Liverpool-Dublin route where they replace two chartered vessels. One of the chartered vessels has been transferred to a new one ship freight service which was started on 8 January between Liverpool and Larne. The new service is already well supported.

Tourist vehicles and Passengers

1. Strong growth of 8% in passenger volumes and 6% in tourist vehicle volumes was achieved for Q4 2001. On the North Sea, the increase was enhanced by the fact that Q4 2000 was affected by the flooding in Yorkshire at that time.

2. The Pride of Hull was successfully brought into service on Hull-Europoort in December and together with her sister ship Pride of Rotterdam they have created an attractive cruiseferry product that has been well received. The refurbished Norsun is proving popular on Hull-Zeebrugge and it will be joined by the Norsea in March 2002 after its refurbishment. Norstar and Norland were sold in early 2002.

(ends)